SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                  --------------------------------------------

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  --------------------------------------------

(Mark One)

( X )   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
OF 1934 for the fiscal year ended December 31, 1997

or

(   )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934 for the transition period from ____________ to _____________

Commission File No.  000-24484

     A. Full title and address of the plan, if different from that of the issuer named below:

                             ACCUSTAFF INCORPORATED
                             RETIREMENT SAVINGS PLAN
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             ACCUSTAFF INCORPORATED
                              ONE INDEPENDENT DRIVE
                           JACKSONVILLE, FLORIDA 32202
                                 (904) 360-2000



                              REQUIRED INFORMATION

     The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

     1. Statement of Net Assets Available for Benefits as of December 31, 1997.

     2. Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 1997.

     The AccuStaff Incorporated Retirement Savings Plan was adopted during fiscal year 1997.



                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized on this 7th day of July 1998.

                             ACCUSTAFF INCORPORATED
                             RETIREMENT SAVINGS PLAN

                           By: ACCUSTAFF INCORPORATED
                              (Plan Administrator)

                            By: /s/ Robert P. Crouch
                                --------------------
                  Robert P. Crouch, Vice President & Controller

                             ACCUSTAFF INCORPORATED
                             RETIREMENT SAVINGS PLAN
                    REPORT ON AUDITS OF FINANCIAL STATEMENTS
                           AND SUPPLEMENTAL SCHEDULES
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                TABLE OF CONTENTS

Report of Independent Accountant                                               3

Financial Statements:

Statement of Net Assets Available for Benefits                                 4

Statement of Changes in Net Assets Available for Benefits                      5

Notes to Financial Statements                                                  6

Supplemental Schedules:

Item 27a-Schedule of Assets Held for Investment Purposes                      12

Item 27d-Schedule of Reportable Transactions                                  13

Report of Independent Accountants

Administrator of the AccuStaff Incorporated
Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of AccuStaff Incorporated Retirement Savings Plan (the Plan) as of December 31, 1997, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of AccuStaff Incorporated Retirement Savings Plan as of December 31, 1997, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of AccuStaff Incorporated Retirement Savings Plan are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Jacksonville, Florida
July 7, 1998

AccuStaff Incorporated Retirement Savings Plan
Statement of Net Assets Available for Benefits
December 31, 1997

Assets:
     Investments at fair value
         Money market funds                                        $3,737,583
         Mutual fund pooled accounts                                5,721,164
         Participants' notes receivable                                58,490
                                                                  -----------
              Total investments                                     9,517,237

     Transfers from merged plans                                   16,162,700
     Contributions receivable from employees                          347,760
                                                                  -----------
              Total asssets                                        26,027,697

Liabilities                                                                --
                                                                  -----------
Net assets available for benefits                                 $26,027,697
                                                                  ===========

The accompanying notes are an integral part of these financial statements.

AccuStaff Incorporated Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1997

Additions to net assets attributed to:

     Investment income
         Interest and dividends                                       538,079

         Net appreciation (depreciation)
         in fair value of investments                                (697,945)
                                                                  -----------
                                                                     (159,866)


     Employee benefit plans merged                                 23,494,756
     Employee contributions                                         3,033,569
                                                                  -----------
         Total additions                                           26,368,459

Deductions from net assets attributed to:
     Benefits paid to participants                                    340,762
                                                                  -----------
         Total deductions                                             340,762
                                                                  -----------
         Net increase                                              26,027,697

Net assets available for benefits:
     Beginning of year                                                     --
                                                                  -----------
     End of year                                                  $26,027,697
                                                                  ===========


The accompanying notes are an integral part of these financial statements.

AccuStaff Incorporated Retirement Savings Plan
Notes to Financial Statements

1.   Description of Plan:

     The following description of the AccuStaff Incorporated Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     General - The Plan was adopted July 1, 1997. The Plan is a defined contribution plan covering professional employees of AccuStaff Incorporated who are age 21 or older and have completed at least 90 days of service with a minimum of 375 hours or one year of service. To continue to vest in Company contributions, a participant must work at least 1,000 hours each year. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions - Employer contributions to the Plan are at the discretion of the Company and are a discretionary matching contribution equal to a uniform percentage of the amount of deferred salary. There were no employer contributions for the year ended December 31, 1997.

     Participants may elect to defer and contribute to the Plan up to 15% of their annual compensation, within the limitations prescribed by law, and under the provisions of the Plan. Individual participants' contributions are limited to an annual IRS maximum amount ($9,500 for the plan year ended December 31, 1997).

     Self  Directed   Contributions   -  Under  the   provisions  of  the  Plan,
     participants may direct their contributions to be invested in various pooled accounts of the Strong Mutual Fund Company. Contributions may be invested in one account or allocated among different accounts. Changes in allocation of contributions among accounts are permitted pursuant to contract provisions.

     Accounts available to participants and the related investment objective are summarized as follows:

     o Strong Money Market Fund - This Fund seeks current income, a stable share price, and daily liquidity. The Fund primarily invests in corporate, bank, and government instruments that present minimal credit risk.

     o Strong Asset Allocation Fund - This Fund seeks high total return consistent with reasonable risk over the long term. The Fund pursues this objective by allocating its assets among stocks, bonds and cash.

     o Strong Common Stock Fund - This Fund seeks capital growth. The Fund invests at least 80% of its net assets in equity securities. It currently emphasizes small companies that the advisor believes are under-researched and attractively valued.

     o Strong Government Securities Fund - This Fund seeks total return by investing for a high level of current income with a moderate degree of share-price fluctuation. The Fund normally invests at least 80% of its net assets in U.S. government securities.

     o Strong Index 500 Fund - This Fund seeks to approximate as closely as practicable (before fees and expenses) the capitalization-weighted total rate of return of that portion of the U.S. market for publicly traded common stocks composed of the larger capitalization companies.

     o    Strong  Growth  Fund - This Fund  seeks  capital  growth.  It  invests
          primarily  in  equity   securities  that  the  advisor  believes  have
          above-average growth prospects.

     o Strong International Stock Fund - This Fund seeks capital growth. It invests primarily in the equity securities of issuers located outside the United States.

     o Strong Schafer Value Fund - This Fund's primary investment objective is long-term capital appreciation. The Fund invests principally in common stocks and other equity securities. Current income is a secondary objective in the selection of investments.

     o Strong AccuStaff Company Stock Fund - This Fund was created specifically for AccuStaff employees. The fund purchases 95% of its value into the AccuStaff Company stock. Five percent is held in the Strong Money Market Fund. The combined value is unitized. The participant then invests in these units.

     Earnings Allocation - Plan earnings are allocated to participants' accounts based upon their individual account balances as of each valuation date, less any withdrawals made during the year.

     Forfeiture Allocation - Forfeitures of terminated participants' accounts related to the provisions of the Plan would result in a reduction of the Company's contributions in the year of such forfeiture.

     Vesting - Employee contributions plus actual earnings thereon are fully vested at all times. Employer contributions made on behalf of each participant are not vested until the employee completes five years of service, at which time the participant becomes fully vested. Pursuant to an amendment to the Plan effective January 1, 1998, vesting will occur equally over four years of service.

     In the event of death or total and permanent disability while under the Company's employment, all amounts credited to the participant's account as of the subsequent plan anniversary date are considered fully vested.

     Payment of Benefits - Upon retirement, death or disability, a participant or participant's beneficiary will receive a lump sum amount equal to the value of his or her account. In the case of termination other than death, disability, or retirement, the employee is entitled to receive 100% of the vested account balance.

     Participants' Notes Receivable - Participants may receive loans from the Plan within limits established by rules under the Internal Revenue Code. All loans must be secured. A participant may use up to one-half of his or her non-forfeitable account balance under the Plan to secure a loan. Loans require periodic payments with principal amortized over a period not to exceed five years, except for loans to acquire a principal residence, which require periodic payments over a reasonable period determined at the date the loan is made. All loans are considered a directed investment from a participant's account under the Plan. All payments of principal and interest by a participant on a loan are credited to his or her account.

2.   Summary of Significant Accounting Policies:

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Administrative Expenses - All expenses of administration may be paid out of the Plan's funds or by the Company.

     Investment Valuation and Income Recognition - The Plan's investments are stated at fair value based upon quoted market prices, if available. Investments for which quoted market prices are not available are carried at their estimated fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Gains or losses on the sale of investments are based on the cost or adjusted value of each specific investment.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in fair value of its investments which consists of realized gains or losses and the unrealized appreciation (depreciation) on these investments.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Risks and Uncertainties - The Plan provides for various investment options in any combination of fixed income securities and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

     Benefits - Benefits are recorded when paid.

3.   Investments:

     The following is a summary of self-directed investments for the year ended December 31, 1997:


                                                                                    Net Assets
                                   ----------------------------------------------------------------------------------
                                                                   Additions                               Deductions
                                   ----------------------------------------------------------------------- ----------

                                   Beginning    Benefits
                                    Balance    Rolled in                                Net                              Ending
                                   of Self-      From                               Investment              Benefits   Balance of
                                   Directed     Merged/                Participant  Income and              Paid to    Investments
                                    Invest-   Transferred               Contribu-     Gains/                Partici-   at December
                                     ments       Plans      Transfers    tions        Losses       Total     pants       31, 1997
                                  ----------  ----------- ------------ -----------  ---------- ----------- ----------  -----------
The Strong Mutual Funds pooled accounts:

     Money Market Fund            $       --   $4,025,427 ($1,773,576)  $1,570,332    $39,330  $ 3,861,513 ($123,930)   $3,737,583
     Asset Allocation Fund                --      113,926      95,926       44,576      2,555      256,983    (7,377)      249,606
     International Stock Fund             --      200,824     128,738       77,564    (43,550)     363,576   (21,576)      342,000
     Government Securities Fund           --      253,611     200,929      122,719     10,466      587,725    (9,670)      578,055
     Schafer Value Fund                   --      561,698     488,302      287,881     (3,786)   1,334,095   (41,061)    1,293,034
     Growth Fund                          --    1,150,507     327,660      206,478    (63,820)   1,620,825   (78,531)    1,542,294
     Common Stock Fund                    --      828,594     424,148      321,564    (36,946)   1,537,360   (51,912)    1,485,448
     AccuStaff Company Stock Fund         --      133,036      99,153       54,695    (65,259)     221,625    (1,281)      220,344
     Index 500 Fund                       --           --      10,204           --        179       10,383        --        10,383

Participants' notes receivable            --       64,433      (1,484)          --        965       63,914    (5,424)       58,490
                                  ----------  -----------  -----------  ----------  ---------- ----------- ----------  -----------
                                  $       --   $7,332,056   $      --   $2,685,809  ($159,866) $ 9,857,999 ($340,762)   $9,517,237
                                  ==========  ===========  ===========  ==========  ========== =========== ==========  ===========

Investments which exceeded 5% of the Plan's net assets at December 31, 1997 are summarized as follows:

The Strong Mutual Funds pooled accounts:

     Money Market Fund                                        $  3,737,583
     Growth Fund                                                 1,542,294
     Common Stock Fund                                           1,485,448

4.   Plan Termination:

     Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to discontinue its contributions at any time and to terminate the Plan agreement subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their accounts.

5.   Tax Status:

     In March 1998, the Plan filed a letter with the Internal Revenue Service to apply for tax determination on the Plan. The Plan has not yet received a determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6.   Financial Instruments:

     Certain   financial   instruments   potentially   subject   the   Plan   to
     concentrations of credit risk. These financial instruments consist of money market funds and pooled accounts with a mutual fund company.

     The Plan limits its credit risk by maintaining its money market funds and pooled and general accounts with what it believes to be high quality financial institutions.

7.   Related Party Transactions:

     Certain Plan expenses for accounting, legal and administrative services are paid for by the Company. These expenses were approximately $45,550 in 1997.

     Effective with the establishment of the Plan with the new administrator, employees can elect to allocate their contributions to the purchase of AccuStaff Company stock units, via the Strong AccuStaff Company Fund.

8.   Merger of Subsidiary Plan:

     During 1997, the defined contribution plans of two subsidiaries were merged into the Plan. The Plan also received a rollover from the AccuStaff Employee Savings and Profit Sharing Plan and Trust. The following table details the subsidiary, actual date and amounts of assets transferred into the AccuStaff plan, inclusive of participants' loans.

           Subsidiary                         Date                Amount
-----------------------------------     ------------------     -----------
Rollover from Employee Savings Plan     September 30, 1997     $ 4,486,197

McKinley Group, Inc.                    October 2, 1997            393,400

Programming Enterprise, Inc.
  d/b/a Mini-Systems Associates         December 4, 1997         2,452,459
                                                               -----------
                                                               $ 7,332,056
                                                               ===========

     In addition, the plans of nine other subsidiaries with assets totaling $16,162,700 were merged into the Plan effective December 31, 1997. The assets for these plans are reflected in the statement of net assets available for benefits as transfers from merged plans and added to employee benefit plans merged in the statement of changes in net assets available for benefits. Also, two other subsidiaries without a retirement plan adopted the Plan.

9.   Subsequent Event:

     During 1998, ten subsidiary 401(k) plans are scheduled to convert into the Plan before December 31, 1998. In addition, four other subsidiaries adopted the Plan during 1998.

                             Supplemental Schedules


AccuStaff Incorporated Retirement Savings Plan
Item 27a-Schedule of Assets Held for Investment Purposes
As of December 31, 1997


                                                                      Net
                                                                  Appreciation
                                                                 (Depreciation)
                                         Cost       Fair Value   in Fair Value
                                     -----------    ----------    ----------
The Strong Mutual Funds pooled accounts:

     Money Market Fund                $3,737,583    $3,737,583    $       --
     Asset Allocation Fund               272,008       249,606       (22,402)
     International Stock Fund            394,636       342,000       (52,636)
     Government Securities Fund          573,639       578,055         4,416
     Schafer Value Fund                1,335,590     1,293,034       (42,556)
     Growth Fund                       1,822,844     1,542,294      (280,550)
     Common Stock Fund                 1,724,909     1,485,448      (239,461)
     Index 500 Fund                       10,204        10,383           179
     AccuStaff Company Stock Fund        285,279       220,344       (64,935)
                                     -----------    ----------    ----------
                                      10,156,692     9,458,747      (697,945)
                                     -----------    ----------    ----------
Participants' notes receivable            58,490        58,490            --
                                     -----------    ----------    ----------
Total investments                    $10,215,182    $9,517,237     ($697,945)
                                     ===========    ==========    ==========

AccuStaff Incorporated Retirement Savings Plan
Item 27d-Schedule of Reportable Transactions
For the year ended December 31, 1997

The following summary of reportable transactions presents each transaction or series of transactions involving an amount in excess of five percent (5%) of the fair value of Plan assets at the beginning of the 1997 Plan year.

                                                  Number                  Number     Realized
                                                 of Trans-               of Trans-    Gains/
                                     Purchases    actions      Sales      actions     Losses
                                     ---------   ---------   ---------   ---------   ---------
The Strong Mutual Funds pooled accounts:

     Money Market Fund              $4,025,427       3           -           -           -
     Government Securities Fund        253,611       1           -           -           -
     Schafer Value Fund                561,810       1           -           -           -
     Growth Fund                     1,150,540       1           -           -           -
     Common Stock Fund                 828,707       1           -           -           -
     Asset Allocation Fund             113,926       1           -           -           -
     International Stock Fund          200,849       1           -           -           -
     AccuStaff Company Stock Fund      133,078       1           -           -           -